EXHIBIT 99.2

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	IFRS
	Year Ended October 31
(in millions of Canadian dollars, except for ratios)	2017	2016	2015	2014	2013	2012	2011
EXCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$1,936	$1,606	$1,669	$1,743	$1,881	$2,183	$2,376
Estimated interest within rental expense	88	$136	129	116	130	139	124
Preferred dividend requirement (2)	–	3	26	54	54	54	54

Total Fixed Charges	$2,024	$1,745	$1,824	$1,913	$2,065	$2,376	$2,554

Preferred Dividends Requirement (Parent Entity) (3)	$229	$186	$142	$145	$152	$166	$185

Total Fixed Charges and Preferred Dividends	$2,253	$1,931	$1,966	$2,058	$2,217	$2,542	$2,739

Earnings
Income from continuing operations before income taxes (4)	$6,646	$5,732	$5,341	$5,236	$5,250	$5,030	$3,922
Adjusted for: Earnings and distributions related to equity investees	(56)	110	(129)	(55)	(155)	(148)	(102)
Fixed Charges (excluding preferred dividend requirement)	2,024	1,742	1,798	1,859	2,011	2,322	2,500

Earnings	$8,614	$7,584	$7,010	$7,040	$7,106	$7,204	$6,320

Ratio of Earnings to Fixed Charges, excluding interest on deposits	4.26	4.35	3.84	3.68	3.44	3.03	2.47

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.82	3.93	3.57	3.42	3.21	2.83	2.31

INCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$5,851	$4,658	$4,424	$4,608	$4,608	$4,854	$5,069
Estimated interest within rental expense	88	136	129	116	130	139	124
Preferred dividend requirement (2)	–	3	26	54	54	54	54

Total Fixed Charges	$5,939	$4,797	$4,579	$4,778	$4,792	$5,047	$5,247

Preferred Dividends Requirement (Parent Entity) (3)	$229	$186	$142	$145	$152	$166	$185

Total Fixed Charges and Preferred Dividends	$6,168	$4,983	$4,721	$4,923	$4,944	$5,213	$5,432

Earnings
Income from continuing operations before income taxes (4)	$6,646	$5,732	$5,341	$5,236	$5,250	$5,030	$3,922
Adjusted for: Earnings and distributions related to equity investees	(56)	110	(129)	(55)	(155)	(148)	(102)
Fixed Charges (excluding preferred dividend requirement)	5,939	4,794	4,553	4,724	4,738	4,993	5,193

Earnings	$12,529	$10,636	$9,765	$9,905	$9,833	$9,875	$9,013

Ratio of Earnings to Fixed Charges, including interest on deposits	2.11	2.22	2.13	2.07	2.05	1.96	1.72

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	2.03	2.13	2.07	2.01	1.99	1.89	1.66

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends by the parent entity.
(4)	Adjusted for capitalized interest.

Certain comparative figures have been reclassified to conform with the current year’s presentation.